FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2026 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - September 2026 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 1 Santander added 17 million customers year-on-year, leading to an increase in underlying profit of 16% to €11.2 billion in the first nine months of 2026 Revenue increased by 8% and costs, excluding M&A1, were down Statutory earnings per share increased 25% The CET1 ratio stood at 12.7% after the completion of the Webster acquisition in August Madrid, 28 October 2026 - PRESS RELEASE • Revenue reached €46.8 billion (+8%), with strong net interest income and net fee income growth, driven by more customers, higher activity and increased volumes across global businesses2. • ONE Transformation is delivering efficiency gains (costs -1% excluding M&A) as well as higher revenue, resulting in strong growth in net operating income (+14%) and an improvement in the efficiency ratio to 42.6%. • Loans and customer funds both increased 16% in constant euros, driven by higher customer activity and the incorporation of TSB and Webster. Excluding these acquisitions, loans increased by 6% and customer funds by 8%. • Underlying profit in Q3 reached €3.8 billion, up 19%. • Santander completed the acquisition of Webster on 20 August, strengthening Santander’s US franchise, expanding its customer base by 4.2 million customers and adding a high-quality, relationship-driven deposit base. • The 2026 interim cash dividend of 12.70 euro cents per share will be paid on 2 November. Total remuneration against H1’26 amounts to approximately €3,660 million. • Santander is comfortably on track to meet its 2026 targets, which exclude the impact of M&A: mid-single-digit revenue growth, costs down, both in constant euros; higher profit (vs €14.1 billion in 2025); and a CET1 ratio of 12.8-13%3. Ana Botín, Banco Santander executive chair, said: “We once again delivered strong results in the first nine months, with earnings per share up 25% and growing momentum across the group. We added 17 million customers over the last twelve months, driven by strong commercial activity and the addition of TSB and Webster, while loans and customer funds both increased 16% year-on-year. Alongside this commercial growth, ONE Transformation continued to improve our operating model, supporting top-line growth and lower costs (excluding M&A), while AI generated €194 million of business value during 2026. At a time of heightened volatility, our combination of at-scale global businesses and diversification across Europe and the Americas is a distinctive source of strength. Looking ahead, disciplined capital allocation and continued execution of ONE Transformation give us strong momentum. The benefits of our TSB and Webster acquisitions are only beginning to come through and will support continued strong operating and financial performance in the years ahead. My confidence in our ability to deliver, both this year and over our three-year plan, is greater than ever, underpinned by the strength and commitment of our colleagues across the group.”

Santander

Underlying income statement*

EUR million

	9M'26	9M'26 vs 9M'25	9M'26 vs 9M'25 (ex FX)	Q3'26	Q3'26 vs Q3'25	Q3'26 vs Q3'25 (ex FX)
Total income	46,807	+8%	+7%	15,960	+12%	+8%
Total costs	-19,925	+2%	0%	-6,714	+5%	+2%
Net operating income	26,882	+14%	+12%	9,246	+17%	+13%
Net loan-loss provisions	-10,060	+13%	+10%	-3,486	+22%	+17%
Profit before tax	15,771	+13%	+11%	5,424	+16%	+12%
Underlying profit	**11,176**	**+16%**	**+14%**	**3,848**	**+19%**	**+14%**
Non-recurring items	1,229	+72%	+72%	-416	-	-
Attributable profit	12,405	+20%	+18%	3,432	-2%	-5%

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Q3'26 Und. profit **€3.8bn** +19% €3.4bn Q3'26 Att. profit	9M'26 Und. profit **€11.2bn** +16% €12.4bn 9M'26 Att. profit
Efficiency **42.6%** -2.8pp	Underlying RoTE **16.0%** +1.1pp
CoR **1.16%** +3bps	CET1 **12.7%**
Underlying EPS **+21%** +25% Statutory EPS	TNAVps + DPS **+11%**

Banco Santander reported a record **underlying profit** of €11,176 million in the first nine months of 2026, up 16%. The result was driven by strong customer activity and the continued execution of ONE Transformation, which is delivering efficiency gains and higher revenue. **Attributable profit** reached €12,405 million, up 20%. This includes a €1.9 billion net capital gain from completing the disposal of Santander Bank Polska in January, partly offset by €666 million in charges, including integration costs associated with TSB and Webster. Underlying results exclude these non-recurring items to give a consistent view of the operating performance.

Santander continued to grow its customer base, adding 17 million **customers** over the last twelve months to 189 million. This reflects strong commercial momentum across all businesses and the addition of eight million customers from TSB and Webster following the completion of both acquisitions, on 30 April and 20 August, respectively.

The bank continued to improve profitability and create value for shareholders. Underlying return on tangible equity (**RoTE**) was 16.0% (+1.1 percentage points). Statutory earnings per share (**EPS**) increased 25% and tangible net asset value (TNAV) plus cash dividend per share increased 11%, reflecting higher profitability and disciplined capital allocation.

Business volumes remained strong. **Loans** and **customer funds** (deposits + mutual funds) both increased 16% in constant euros, supported by solid commercial momentum across the global businesses and the incorporation of TSB and Webster. Excluding acquisitions, loans increased 6% and customer funds 8% (deposits +6%) in constant euros. Loan growth was driven by mortgages in Retail, auto lending in Openbank and double-digit loan growth in CIB and Wealth with a focus on capital-efficient growth.

Total revenue increased 8% to €46,807 million. Net interest income increased 10% (+7% excluding M&A) to €34,614 million and net fee income increased 9% (also +9% excluding M&A) to €10,349 million, reflecting higher customer activity, deeper customer relationships and business volume growth across all global businesses. Around 95% of group revenue is linked to customer activity.

Total **costs** fell 1% excluding TSB and Webster (-2% in constant euros), reflecting continued efficiency gains from ONE Transformation, the group's programme to move to a common operating model built on shared global platforms. Net operating income increased 14% to €26,882 million and the efficiency ratio improved by 2.8 percentage points to 42.6%, supported by

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structurally lower costs and higher revenue. The group also continued to deploy AI across its businesses at scale. This generated €194 million of business value (higher revenue, lower costs and lower loan-loss provisions) during the year through better customer service, higher productivity and commercial growth.

Loan-loss provisions increased 13% (+10% in constant euros), mainly reflecting broader market trends in Argentina. Excluding Argentina, provisions increased 6% in constant euros, in line with organic loan growth. Credit quality remained solid, with a cost of risk of 1.16%, supported by prudent risk management, diversified exposure and low unemployment levels across the bank's markets. The non-performing loan ratio improved to 2.90% from the previous quarter (-3 basis points) and remains at low levels, with a coverage ratio of 64%.

The **CET1 capital ratio** stood at 12.7%. Excluding the -147 basis point impact from the Webster acquisition, the ratio increased 14 basis points in the quarter, with 19 basis points of net organic capital generation. Santander remains on track to meet its year-end CET1 target of 12.8% to 13%, at the high end of its 12-13% operating range.

Santander continued to deliver attractive **shareholder returns**. In September, the board approved an interim cash dividend of 12.70 euro cents per share against 2026 results, 10% higher than its 2025 equivalent, to be paid on 2 November. In August, the bank launched a share buyback programme of up to c.€1.8 billion against H1 2026 results. Total shareholder remuneration against H1 2026 results will be approximately €3,660 million, 8% higher than a year earlier and equivalent to about 50% of H1 underlying profit.

With that programme, Santander will have delivered c.€9 billion towards its plan to distribute at least €10 billion through share buybacks against 2025 and 2026 results and excess capital[4].

Outlook

Santander reiterates all its 2026 targets, which exclude the impact of M&A in 2025 and 2026. These are mid-single-digit revenue growth and lower costs in constant euros, profit above the €14.1 billion reported in 2025, and a CET1 ratio between 12.8% and 13%[3]. Revenue growth is expected to continue to be supported by customer activity, with net fee income growing faster than net interest income. Cost discipline and ONE Transformation will continue to drive positive operating leverage. Santander also reiterates the three-year plan set out at its Investor Day last February: by 2028, the group targets a RoTE above 20%, profit above €20 billion and more than 210 million customers, supported by scale, network effects and continued improvements in productivity and capital allocation.

	9M'26 delivery	2026 targets
Revenue growth	+5% ex. TSB & Webster	Mid-single digit in constant euros
Costs	-2% ex. TSB & Webster	Down in constant euros
Underlying profit	€11.0bn ex. TSB & Webster	Up vs. €14.1bn in 2025
CET1	12.7%	12.8-13% Operating range: 12-13%
TNAVps + Cash DPS	+11%	At least double digit

Note: YoY changes in constant euros. Targets market dependent. Based on macro assumptions aligned with international economic institutions. P&L targets excluding Poland, TSB and Webster in 2025-26, as defined during the Investor Day in February 2026. TNAVps + Cash DPS includes the €12.50 cent cash dividend per share paid in May 2026 and the €12.70 cent cash dividend per share approved in September that will be paid from 2 November 2026, all forming part of our ordinary shareholder remuneration policy against 2025 and 2026 results, respectively.

Global businesses (9M 2026 vs 9M 2025)

To better reflect the performance of each business, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

Retail & Commercial Banking's underlying profit grew 12% to €6,445 million, supported by higher activity and net fee income, lower costs (-1% or -5% excluding M&A) and efficiency gains from the bank's global platforms, which are also improving customer service. Loans grew by 16% (+3% excluding M&A), mainly driven by higher mortgage lending, while deposits increased by 16% (+6% excluding M&A), reflecting strong customer activity across its footprint. ONE Transformation continues to progress at pace, with product digitalization driving digital sales (+19%), the customer interaction platform now deployed in Spain and the global app launched in Uruguay, now live in five countries. RoTE improved to 17.7%.

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Santander

Openbank, which integrates Santander's global consumer finance businesses and its digital bank, achieved a profit before tax of €2,544 million, excluding UK motor finance provisions, up 13%, supported by revenue growth, mainly driven by higher net interest income, and lower costs. Underlying profit amounted to €1,407 million, affected by the UK motor finance provisions and the end of electric vehicle tax incentives in the US in 2025. The efficiency ratio improved to 40.4%, while cost of risk stood at 2.10%. Loans increased 7% (+3% excluding Webster), driven by auto lending, while deposits increased 37% (+2% excluding Webster), supported by the digital bank.

	9M'26	Revenue (€ bn)	Efficiency	Underlying profit (€ bn)	Underlying RoTE	FY'28 underlying RoTE target
	Retail	26.3 +6%	39.9% -2.9pp	6.4 +12%	17.7% +1.0pp	>21%
	Openbank	10.1 +5%	40.4% -3.1pp	PBT ex. Motor Finance[1] 2.5 +13%	Operating profitability 18.0% (RoTE[2] 10.4%) +1.8pp	c.16%
Network businesses	CIB	6.9 +14%	42.6% -3.8pp	2.4 +15%	19.2% +0.7pp	>20%
Network businesses	Wealth	3.2 +10%	34.6% -2.1pp	1.7 +19%	58.2% -0.6pp	>60%
Network businesses	Payments	1.2 +15%	85.1% -6.4pp	0.1 +147%	EBITDA margin 34.0% +2.4pp	c.45%
	Group	46.8 +7%	42.6% -2.8pp	11.2 +14%	16.0% +1.1pp	>20%

Note: YoY changes in constant euros.
Global businesses' RoTEs are adjusted based on Group's deployed capital. Openbank's operating profitability calculated as PBT / Tangible Equity and excluding the additional provisions in UK auto finance (Motor Finance), booked in Q1'26 and Q2'26.
(1) Openbank PBT including additional provisions in UK auto finance (Motor Finance): +2%.
(2) Excluding the additional provisions in UK auto finance (Motor Finance).

CIB reported an underlying profit of €2,433 million (+15%), driven by strong revenue growth (+14%) across all business lines, especially in Global Banking and Global Markets supported by continued success of growth initiatives and a diversified business model. The solid execution of the strategy, focused on disciplined capital allocation, drove RoTE to 19.2%, while maintaining a leading position in efficiency.

Wealth Management & Insurance, which comprises the Private Banking and the Insurance & Asset Management Solutions businesses, increased its underlying profit by 19% to €1,651 million, driven by revenue growth on the back of client inflows and the focus on fee-generating activities. Assets under management reached new record levels of €588bn (+11%) thanks to solid commercial activity and market performance, while Insurance's gross written premiums increased 20% to €10 billion.

Payments, which brings together the group's digital payment capabilities and provides global technology solutions to Santander businesses and third-party clients, generated an underlying profit of €105 million, more than double the previous year, driven by strong revenue growth (+15%) as it continued to scale its global platforms and expand its integrated payments ecosystem. Getnet's total payment volume increased 9%, while Getnet Platforms processed 14 billion account-to-account and card transactions, three times more than in the same period of last year. Ebury, Santander's cross-border payments and foreign exchange platform for small and medium-sized businesses, increased its active customers by 25% to 29,500. The EBITDA margin improved by 2.4 percentage points to 34.0%, reflecting the benefits of greater scale and operating leverage.

Banco Santander is one of the world's largest banks, with 186,000 employees, serving 189 million customers, 3.6 million shareholders and a market capitalization of €179 billion at the end of September 2026.

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 5 1 All references to M&A across the press release refer to TSB and Webster. 2 All figures are year-on-year unless otherwise stated. Volumes (lending, deposits, etcetera) in constant euros. Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section of the financial report at CNMV and at santander.com. 3 Targets market dependent. Based on macro assumptions aligned with international economic institutions. Targets assuming cost of risk stable. 2026 targets are set excluding Poland, TSB and Webster. CET1 ratio target including all the impacts from inorganic transactions. 4 Total share buybacks as of 9M’26 including: i) €1.7bn share buyback against H1’25 results (completed); ii) €1.8bn share buyback against H2’25 results (completed); iii) €3.2bn additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026 (completed); and €1.8bn share buyback against H1’26 results (underway). The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and additionally ii) distribute excess capital at the end of the 2026-2028 period to shareholders. From 2027 results on, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders of excess capital at the end of the 2026-2028 period is subject to future corporate and regulatory decisions and approvals. Note: Figures are presented on a basis reflecting the changes made to the presentation of the Group’s financial information, effective from the first quarter of 2026 and communicated through Other Relevant Information filed with CNMV on 10 February. Group underlying profit excludes: i) charges for intangible asset impairments and integration costs associated with the M&A transactions in Q2’26 and Q3’26 (-€666mn); ii) the capital gain resulting from the disposal of the Poland business in Q1'26 (€1,895mn); and iii) results related to the business subject to the Poland disposal in 9M'25 (€713mn). In the Group's consolidated balance sheet, balances as at 30 September 2026 include TSB and Webster, affecting comparisons with prior periods.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 6 Key consolidated data (from financial report)

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 8 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial- information-and-related-disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of our third quarter financial report, which was published on 28 October 2026 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results) Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below and others mentioned in this document, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 9 in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. No offer or solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this presentation. By making this presentation available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Third Party Information Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    28 October 2026 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer